Exhibit (a)(5)(b)

MTY Food Group Inc. Completes Tender Offer for Papa Murphy’s Holdings, Inc. Common Stock

MONTREAL, May 23, 2019 - MTY Food Group Inc. (“MTY”) (TSX:MTY) and Papa Murphy’s Holdings, Inc. (“Papa Murphy’s”) (NASDAQ:FRSH) are pleased to announce that MTY has successfully completed its previously announced offer to purchase all outstanding shares of common stock of Papa Murphy’s at a per share price of US$6.45 (the “Tender Offer”), net to the seller in cash, without interest and less any applicable withholding taxes. The Tender Offer was effected by MTY Columbia Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of MTY.

The Tender Offer, which was made pursuant to the agreement and plan of merger, entered into by MTY Franchising USA, Inc., a wholly-owned subsidiary of MTY, Merger Sub and Papa Murphy’s on April 10, 2019 (the “Merger Agreement”), expired at one minute following 11:59 p.m. (12:00 midnight), Eastern time, on May 22, 2019 (the “Expiration Time”). The depositary and paying agent for the Tender Offer has advised MTY that, as of the Expiration Time, 15,201,906 shares of Papa Murphy’s common stock (excluding shares with respect to which notices of guaranteed delivery were delivered but which shares were not yet delivered) had been validly tendered and not validly withdrawn, representing approximately 89.2% of Papa Murphy’s outstanding shares of common stock.

All conditions to the Tender Offer were satisfied and the Tender Offer was not extended. All shares of Papa Murphy’s common stock that were validly tendered and not validly withdrawn have been accepted for purchase and will be promptly paid for by Merger Sub.

MTY will promptly complete its acquisition of Papa Murphy’s through consummation of a merger of Merger Sub, with and into Papa Murphy’s without a vote of the Papa Murphy’s stockholders, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware. Each remaining share of common stock of Papa Murphy’s not purchased in the Tender Offer (other than any shares held in the treasury of Papa Murphy’s, owned by Merger Sub or held by any Papa Murphy’s stockholder who has validly exercised its appraisal rights under the General Corporation Law of the State of Delaware) will be converted into the right to receive the same US$6.45 in cash, without interest and less any applicable withholding taxes, that will be paid in the Tender Offer. Following the merger, Papa Murphy’s will be a wholly-owned subsidiary of MTY. Following the merger, shares of common stock of Papa Murphy’s will cease to be traded on the Nasdaq Stock Market.

About MTY Food Group

MTY Food Group franchises and operates quick-service and casual dining restaurants under approximately 75 different banners in Canada, the United States and internationally. Based in Montreal, MTY is a family whose heart beats to the rhythm of its brands, the very soul of its multibranded strategy. For over 35 years, it has been increasing its presence by delivering new concepts in quick-service restaurants and making acquisitions and strategic alliances that have allowed it to reach new heights year after year. By combining new trends with operational know-how, the brands forming the MTY Food Group now touch the lives of millions of people every year. With approximately 7,400 locations, the many flavours of the MTY Food Group have the key to responding to the different tastes and needs of consumers today and tomorrow.

For more information about MTY or the transaction, please contact Pierre Boucher or Jennifer McCaughey, MaisonBrison, at 1-514-731-0000 or by email at pierre@maisonbrison.com or jennifer@maisonbrison.com or visit our website, https://mtygroup.com or SEDAR’s website at www.sedar.com under MTY’s name.

About Papa Murphy’s Holdings

Papa Murphy’s Holdings, Inc. is a franchisor and operator of the largest Take ‘n’ Bake pizza brand in the United States, selling hand-crafted, fresh pizzas for customers to bake at home. Papa Murphy’s was founded in 1981 and currently operates over 1,400 franchised and corporate-owned stores in 37 U.S. states, Canada, and the United Arab Emirates. Papa Murphy’s core purpose is to help anyone with an oven and 15 minutes serve a scratch-made meal. In addition to fresh pizzas, Papa Murphy’s offers hand-crafted salads, sides and desserts to complete the meal. Order online today at www.papamurphys.com for easy pick up everywhere, and find Papa Murphy’s on your favorite delivery apps in select markets.

Forward-Looking Information

Certain information in this communication constitutes “forward-looking” information that involves known and unknown risks and uncertainties, future expectations and other factors which may cause the actual results, performance or achievements of MTY, MTY Franchising USA, Inc., Merger Sub, Papa Murphy’s or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. All statements other than statements of historical facts included in this communication may constitute forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate”, “estimate”, “may”, “will”, “expect”, “believe”, “plan” or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. These forward-looking statements are not facts or guarantees of future performance, but only reflections of estimates and expectations of MTY’s, MTY Franchising USA, Inc.’s, Merger Sub’s and Papa Murphy’s management and involve a number of risks, uncertainties, and assumptions.

The forward-looking information contained in this communication reflects MTY’s, MTY Franchising USA, Inc.’s, Merger Sub’s and Papa Murphy’s current expectations and assumptions regarding future events and operating performance and speaks only as of the date of this communication. While these assumptions and expectations are considered reasonable, a number of factors could cause the actual results, level of activity, performance or achievements to be materially different from the expectations and assumptions of MTY, MTY Franchising USA, Inc., Merger Sub and Papa Murphy’s, including those discussed in MTY’s public filings available at www.sedar.com and in particular in its most recent annual information form under “Risk Factors” and in its management’s discussion and analysis for its fiscal year ended November 30, 2018 under “Risk and Uncertainties” and in Papa Murphy’s public filings with the SEC, available at ww.sec.gov, including under those discussed under “Risk Factors” in Papa Murphy’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2018.

Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this communication is expressly qualified by this cautionary statement. Except as required by law, neither of MTY, MTY Franchising USA, Inc., Merger Sub or Papa Murphy’s assumes any obligation to update or revise forward-looking information to reflect new events or circumstances.

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